SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:          Press Release - SECOND DAILY FREQUENCY BETWEEN SANTIAGO AND  PANAMA CITY

NEWS RELEASE	CONTACT:	Joseph Putaturo – Panama Director of Investor Relations 507-303-3348

COPA AIRLINES BEGINS SECOND FREQUENCY BETWEEN SANTIAGO AND  PANAMA CITY

Panama City, January 10th, 2006.- Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), will begin today its second frequency between Santiago, Chile and its Hub of the Americas in Panama City.

“Passenger traffic growth between Chile and Panama has led to a second frequency between both countries.  With this second frequency we reaffirm our intention to offer the best flight alternatives to the main cities in the Americas, while offering our passengers convenient schedules and immediate connections through our Hub in Panama” said Mr. Jorge García, Commercial Vice-president of Copa Airlines.

The flight will originate from Copa Airlines’ Hub of the Americas in Panama City with non-stop service to Santiago, utilizing a Boeing 737-700 aircraft with capacity for 124 passengers, 12 in Business Class (“Clase Ejecutiva”) and 112 in the main cabin.  The flight schedule is:

Route	Frequency	Departure	Arrival

Panama - Santiago	Daily	11:33 a.m.	6:48 p.m.
Santiago - Panama	Daily	12:20 p.m.	6:00 p.m.

For more information about flight schedules and fares please visit www.copaair.com.

During 2005 Copa Airlines added to its fleet two new Boeing Next Generation aircraft as well as two Embraer 190’s, closing the year with a fleet of 24 aircraft.  The airline also continued strengthening its Hub of the Americas, increasing frequencies to and from Buenos Aires, Sao Paulo and Bogota, as well as inaugurating a new route to San Andres, Colombia.

Copa Airlines (copaair.com) is a leading Latin American provider of international airline passenger service.  Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass®.  For more company information, visit copaair.com.

Contact:
Joseph Putaturo, Director – Investor Relations
Phone (507) 303-3348 or e-mail: jputaturo@copaair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 01/10/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO